

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Stanley G. Rosenbaum
Chief Financial Officer, Treasurer
and Principal Financial Officer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

      **Re:    BioScrip, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2009**
             **DEF 14A filed May 10, 2010**
             **Form 10-Q for the Quarterly Period Ended September 30, 2010**
             **File Number:  000-28740**

Dear Mr. Rosenbaum:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Joel Parker
                         Accounting Branch Chief